As filed with the Securities and Exchange Commission on November 13, 2002

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NetIQ Corporation
(Name of Subject Company (Issuer))

NetIQ Corporation
(Name of Filing Person (Offeror))

Certain Options under NetIQ Corporation 1995 Stock Plan, Restated as of December 21, 2001,
NetIQ Corporation 2002 Stock Plan,
Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999),
WebTrends Corporation 1997 Stock Incentive Compensation Plan and
NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan
To Purchase Common Stock Par Value $.001 per Share of NetIQ Corporation
Held by Eligible Option Holders
(Title of Class of Securities)

*
(CUSIP Number of Class of Securities)

Copies to:
Charles Boesenberg NetIQ Corporation 3553 North First Street San Jose, CA 95134 Tel: (408) 856-3000	William M. Kelly, Esq. Jean M. McLoughlin, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 Tel: (650) 752-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

*    There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 64115P 10 2.

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

netIQ
Work Smarter®

Stock Option Program

November 2002

Why Have a Stock Option Program?

- **Encourage focus on working together to build the Company's success**
  - Provide performance incentives
  - Reward and recognize employees
  - Incentive for employee retention
- **Align and balance the interests of employees with investors in maximizing shareholder value**

netiQ Work Smarter.

Current NetIQ Option Program

- **13.8 million options outstanding**
- **Significant number of options are 'under water'**
- **Solution**
  - Implement a stock option exchange program
  - Balance the interests of shareholders and employees

netiQ Work Smarter.

How The Exchange Program Works

- **All current employees are eligible except CEO, CFO, COO and CTO**
- **All options are eligible to be tendered for exchange**
  - New options will be granted six months and one day from date of exchange
  - You can choose which options to tender; however, each option you tender must be tendered in full
  - Any options granted in the last 6 months must be tendered for an employee to participate

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How The Exchange Program Works (2)

- **Re-grant exercise price will be the greater of:**
  - stock price on date of cancellation or…
  - stock price on date of re-grant
- **All re-grants will be non-statutory stock options**
- **Vesting will continue on original schedule, <u>however</u>:**
  - New options may not be exercised until 6 months after regrant; <u>and</u>
  - New options will be forfeited if employment is terminated prior to 6 months after regrant
- **Re-grants will have a 5 year term from the original grant date of the cancelled option**

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How The Exchange Program Works (3)

The exchange will be made using the following exchange ratios:

Options Tendered	Exchange Ratio
≤ $ 24.00	1 new for 1 tendered share
> $24.00 and < $30.00	2 new for 3 tendered shares
≥ $ 30.00	1 new for 2 tendered shares

Examples
Calculating the New Option Price

- **Example 1:**
  1. $16.25 = stock price on date of cancellation
  2. $18.25 = stock price on date of re-grant
  3. **$18.25** = price of new options
- **Example 2:**
  1. $16.50 = stock price on date of cancellation
  2. $15.25 = stock price on date of re-grant
  3. **$16.50** = price of new options

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Examples
Option Exchange Scenario #1

- Joe has one option to purchase 5,000 shares at an exercise price of $25.00 per share dated 5/12/00
- Joe has second option to purchase 2,000 shares at an exercise price of $30.00 per share dated 3/30/01
- Joe can: (i) tender neither option, (ii) tender either option, or (iii) tender both options
- May not tender an option for less than the full unexercised number of shares
- Joe tenders second option of 2,000 shares
- Exchange ratio for $30.00 option is 1 new option share for every 2 options tendered
- New grant will be for 1,000 option shares

netiQ Work Smarter.

Examples
Option Exchange Scenario #2

- Jane has one option to purchase 2,000 shares at an exercise price of $40.00 per share dated 12/15/01
- Jane has second option to purchase 750 shares at an exercise price of $14.25 per share dated 8/6/02
- Jane can: (i) tender neither option or (ii) tender both options
- Jane will have to tender all options received since June 2002 if she wishes to participate
- Jane tenders both options
- Exchange ratio for 2,000 shares at $40.00 is 1 new share for 2 shares tendered; new grant will be 1,000 shares
- Exchange ratio for 750 shares at $14.25 is 1 share for 1 share tendered; new grant will be 750 shares net Work Smarter.

Schedule of Exchange

Plan Announced	Nov. 2002
Deadline to Participate	Dec. 2002
Tendered shares cancelled	Dec. 2002
6 month clock starts	Dec. 2002
6 month + 1 day ends	June 2003
First exercise possible	Dec. 2003

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Considerations

- **Should I participate in the program?**
  - A personal decision based on individual circumstances
- **Who should I ask for advice?**
  - Your financial professional and tax advisor

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Documents Available

NetIQ has not commenced the exchange offer referred to in this communication. At the time the exchange offer is commenced, NetIQ will provide option holders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Persons who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer. NetIQ will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange offer. NetIQ's stockholders and option holders will be able to obtain these written materials and other documents filed by NetIQ with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov. NetIQ option holders may also obtain a written copy of the tender offer statement, when available, by contacting NetIQ Stock Services, 3553 North First Street, San Jose, CA 95134 (facsimile (408) 856-1804)).

netiQ Work Smarter.